UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number:  000-51336

CUSIP Number: 05540J 10 4

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Full Name of Registrant: BEFUT International Co., Ltd.

Former Name, if Applicable:   Frezer, Inc.

Address of Principal Executive Office (Street and Number):

No. 90-1 Hongji Street, Xigang District Dalian City, Liaoning Province, PRC, 116011
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

 The compilation, dissemination and review of the information required to be presented in the Form 10-K for the fiscal year ended June 30, 2009 has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such annual report no later than fifteen calendar days after its original due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Hongbo Cao, President and CEO	Phone: (011)-86-411-83678755

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☑    No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☑   No☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates that its net income for the fiscal year ended June 30, 2009 will be $2,259,413, a decrease of $1,970,575 or 46.6%, compared to net income of $4,229,988 for the fiscal year ended June 30, 2008. The decrease could be mainly attributable to an increase in general and administrative expenses of $395,260,  a decrease of $332,315 in government subsidy income, an increase in provision for income taxes of $816,638 and costs of $491,281 in the fiscal year ended June 30, 2009 related to its reverse merger consummated in March 2009.

The registrant’s sales for the fiscal year ended June 30, 2009 is anticipated to be $19,308,939, a decrease of $704,036 or 3.5%, as compared to $20,012,975 for the fiscal year ended June 30, 2008. The decrease could be primarily attributable to the decrease in the price of copper, which is the primary raw material used in the registrant’s products.

The registrant’s gross profit for the fiscal year ended June 30, 2009 could reach $5,207,394, an increase of $335,727 or 6.9%, compared to the fiscal year ended June 30, 2008.  The registrant’s income from operations for the fiscal year ended June 30, 2009 could be $3,828,022, compared to $3,931,874 for the fiscal year ended June 30, 2008, a decrease of $103,852, or 2.6% .

BEFUT International Co., Ltd.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 29, 2009	By:	/s/ Hongbo Cao
Name: Hongbo Cao
Title: President and Chief Executive Officer